P.E. 2/1/02

02017259

RECD S.E.C.
FEB 2 6 2002
080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2002

JAZZTEL P.L.C.
(Translation of registrant's name into English)

c/o Jazz Telecom, S.A.
Avenida de Europa 14
Parque Empresarial La Moraleja
28108 Alcobendas, Madrid, Spain
(Address of principal executive offices)

PROCESSED
MAR 0 6 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

MATERIAL DISCLOSURE

On February 26, 2002, the Registrant issued a press release relating to its financial results the year ended December 31, 2001. A copy of such press release is attached hereto as Exhibit A.

This information is incorporated by reference into the prospectus relating to the Registration Statement on Form F-3 (No. 333-13034) and Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 (No. 333-12024), filed by the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JAZZTEL P.L.C.
(Registrant)

Date: February 26, 2002

By:______________________
Miguel Salís
Chief Financial Officer

JAZZTEL

JAZZTEL PLC ANNOUNCES YEAR-END AND FOURTH QUARTER 2001 RESULTS

Jazztel reports 77% growth in revenues in 2001 and additional bond repurchases totalling Euro 57 million during the first quarter of 2002

Madrid, 26th February, 2002 – Jazztel p.l.c. (NASDAQ, Nasdaq Europe: JAZZ and the Nuevo Mercado in Spain: JAZ), the leading pan-Iberian competitive provider of broadband communication services, today announced results for 2001. Amounts are presented in Euros and in accordance with US GAAP. All year 2000 figures exclude the impact of Yacom Internet Factory (Yacom), the Group's former Internet content provider for the residential market that was sold to T-Online as of October 11th 2000.

Highlights of the year and quarter

Financial

- Year-end revenues amounted to Euro 220.3 million compared to Euro 124.4 million in 2000, representing a 77.1% growth. On a quarterly basis, revenues decreased 5.6% from the previous quarter and increased 55.9% over the same period in 2000.
- Direct access revenues grew to Euro 47.3 million in 2001 from Euro 6.2 million in 2000, an increase of 662.9%. On a quarterly basis, direct access revenues increased 11.1% from the previous quarter and 291.6% over the same period in 2000.
- Indirect Access Revenues were Euro 103.9 million, up 22.0% from Euro 85.2 million in 2000. Fourth quarter revenues amounted to Euro 20.9 million, an 18.4% decrease from the third quarter.
- Year 2001 gross margin climbed to Euro 61.3 million up from Euro 12.4 in 2000. As a percentage of revenues gross margin increased 179.5%, from 10.0% in 2000 to 27.8% in 2001. Gross margin improved in the fourth quarter to positive Euro 23.1 million or 41.7%[1] of revenues, up from Euro 16.7 million or 28.3% of revenues for the third quarter of 2001 and compared to 15.6% for the fourth quarter of 2000.
- Adjusted EBITDA improved from negative Euro 119.7 million in 2000 to negative Euro 82.3 million in 2001 which represents a decrease in EBITDA losses of 31.2% [2]. As a percentage of revenues, adjusted EBITDA improved from negative 96.2% in year 2000 to negative 37.4% in 2001.
- Quarterly adjusted EBITDA improved from negative Euro 19.8 million in the third quarter of 2001 to negative Euro 12.7 million in the fourth quarter of 2001. As a percentage of revenues, adjusted EBITDA improved from negative 33.6% in the third quarter of 2001, to negative 22.8% in the fourth quarter of 2001.
- Yearly net loss decreased from Euro 267.0 million in 2000 [3], to Euro 259.4 million in 2001.

---

[1] Gross margin calculation for the quarter includes the positive impact of a one off-consolidation adjustment of Euro 4.9 million recommended by the auditors. Gross Margin for 2001 excluding said adjustment would have been Euro 56.4 million, representing a 354.8% increase over 2000. Gross margin for the fourth quarter excluding said adjustment would have been Euro 18.3 million or 32.8% of revenues, a 9.6% increase over the previous quarter.

[2] Adjusted EBITDA calculation includes the positive impact of a one off-consolidation adjustment of Euro 5.2 million recommended by the auditors. Adjusted EBITDA for 2001 excluding said adjustment would have been negative Euro 87.5 million, representing a 26.9% decrease on 2000. Adjusted EBITDA for the fourth quarter excluding said adjustment would have been negative Euro 17.9 million, representing a 9.6% decrease over the previous quarter.

[3] Excludes adjustments for extraordinary gains derived from the sale of Ya.com of Euro 192.9 million accounted in 2000. Year 2001 net loss excludes Euro 60.5 million (net of income tax provision) from the Euro 114.3 million bond buyback program and extraordinary income derived from the sale of the T-Online shares outstanding at the beginning of 2002 by Euro 7.2 million.

- EBITDA is on track for quarterly breakeven in the second half of 2002 due to favourable evolution in both revenue mix and margins, as well as the continuing implementation of the cost reduction plan.

Operational

- Total traffic on the Jazztel network rose to 3,234 million minutes in 2001, a 79.7 % increase over 2000. In the fourth quarter total traffic climbed to 901 million minutes, a 50.7 % increase over the same period of 2000 and a 15.8% increase compared to the third quarter in 2001.
- Total contracts signed for direct access provisioning reached 2,481 by the end of 2001, a 97.2% increase compared with the 1,258 contracts signed in 2000. A total of 340 new contracts were signed during the fourth quarter 2001, compared with 100 in the previous quarter, a 240% increase quarter-on-quarter.
- During 2001, 1,374 new sites were connected to Jazztel's network in 2001, increasing the number of sites in service to 1,955, a growth of 236.5% from 2000. Quarterly connection of sites was 423, a 30.9% increase from the fourth quarter of last year and a 32.6% increase from the previous quarter.
- Operational rings increased to 73, up from 41 in the third quarter of 2001. Operational rings are deployed in 18 cities in Spain and Portugal including Madrid, Barcelona, Bilbao, Valencia, Sevilla, Zaragoza, Malaga, Albacete, Vigo, Lisbon and Porto.
- LMDS operations were launched in Spain during 2001. Operational LMDS base stations with connected clients amounted to 43 in Spain and Portugal, up from 35 at the end of the third quarter 2001.
- Following successful trials to offer DSL local loop unbundling in Delicias Central Office in Madrid, we asked for access in 42 additional Central Offices and we have started to connect our first xDSL customers during the first quarter of 2002. Trials are currently underway in Portugal.
- Network deployment is on target, with 2,698 km of local access network built which represents an increase of 967 km over year-end 2000, up from 1,731 km. On a quarterly basis the local access network grew by 157 km, a 6.2% increase over the third quarter.

Other Significant Events

- During the first quarter of 2002, Euro 56.8 million of Jazztel High Yield bonds were repurchased for Euro 21.4 million. This transaction improved the funding position of the Company, reduced the total debt outstanding and generated capital gains of Euro 35.4 million.
- During the third quarter of 2001, Euro 114.3 million of Jazztel High Yield bonds were repurchased for Euro 36.9 million. This transaction improved the funding position of the Company, reduced the total debt outstanding and generated capital gains of Euro 77.4 million.
- The combined effect of said two repurchase programs has resulted in a 20.1% reduction of High Yield debt outstanding from Euro 846 million at the end of the second quarter of 2001 to Euro 676 million as of February 25, 2002.
- During the third quarter of 2001, Jazztel acquired the 40% stake in Banda26 owned by Teligent, for a total of Euro 7.8 million. This amount included the rights to a Euro 19.3 million restricted money fund, which is expected to be released over the following quarters pending compliance with certain conditions and obligations related to the LMDS business.
- During the fourth quarter of 2001 and the first quarter of 2001 and as part of the on-going cost reduction program, a total of 53 of our own employees and 90 consultants were made redundant, leases on 6,000 sqm of office space were terminated and the call centre contract was renegotiated. The expected combined annualised savings of these measures amount to approximately Euro 14 million.
- On November 19, 2001, Jazztel publicly confirmed that, in the context of a review and consideration of different balance sheet restructuring alternatives, preliminary discussions had taken place with a number of financial and strategic parties, including France Telecom. Although conversations with such parties are ongoing, there is no certainty that an agreement will be reached with any party or the nature or terms thereof.

JAZZTEL

Financial Statistics

Euro (Million)	3rd quarter 2001	4th quarter 2001	Quarter % Growth	Full Year 2000	Full Year 2001	Year % Growth
Revenues	59.0	55.7	-5.6%	124.4	220.3	77.1%
Gross Margin [(a)]	16.7	23.1	38.3%	12.4	61.3	394.4%
% of sales	28.3%	41.7%		10.0%	27.8%	
Adjusted EBITDA [(b)(c)]	(-19.8)	(-12.7)	-35.9%	(-119.7)	(-82.3)	-31.2%
% of sales	-33.6%	-22.8%		-96.2%	-37.4%	
Net Profit (Loss)	(3.3)	(58.0)	1,657.6%	-74.3	-191.7	158.0%
% of sales	-5.6%	104.1%		-59.7%	-87.0%	
Capex [(d)]	59.3	[55.6]	-6.2%	235.3	[230.7]	[2.0]%

(a) A change recommended by the auditors resulted in Euro 4.9 million improvement in Gross Margin. Excluding this adjustment, Jazztel would have had Euro 56.4 million in Gross Margin for year 2001.
(b) A change recommended by the auditors resulted in Euro 5.2 million reduction in EBITDA losses. Excluding this adjustment, Jazztel would have had Euro 87.5 million in EBITDA losses for year 2001.
(c) Excludes impact of non-cash accounting charges for option grants of Euro 8.46 million in the fourth quarter of 2000, Euro 2.4 million in the third quarter of 2001 and Euro 1.1 million in the fourth quarter of 2001.
(d) Excludes Euro 6.2 million of cash payment for CCS and Adatel acquisitions.

Operational Statistics

	4th quarter 2000	3rd quarter 2001	4th quarter 2001	% Growth from 4th quarter 2000	% Growth from 3rd quarter 2001
Network Deployment					
Local access km completed	1,731	2,541	2,698	55.9%	6.2%
Backbone km completed	4,237	5,985	5,874	38.6%	-1.9%
Direct Access					
Direct access human resources *	165	190	175	6.1%	-7.9%
Contracts Signed	1,258	2,141	2,481	97.2%	15.9%
Customer sites in service	581	1,532	1,955	236.5%	27.6%
Indirect Access					
Number of customers	694,000	720,046	725,873	4.6%	0.8%
Number of lines	1,135,716	1,185,790	1,184,122	4.3%	-0.1%
Internet & Value Added Services					
Active Jazznet customers	5,893	8,058	8,586	45.7%	6.6%
Carrier Services					
Traffic Termination contracts	28	37	37	32.1%	0.0%
Wholesale capacity contracts	17	20	21	23.5%	5.0%
Minutes of Traffic (millions)	598	778	901	50.7%	15.8%
Headcount**	738	897	844***	14.4%	-5.9%

* Includes sales force (128 and 121) and technical staff (63 and 54) in Q3 2001 and Q4 2001, respectively.
** Excluding Adatel and CCS. At period end.
*** As per the on-going cost reduction program, 53 employees were made redundant during the quarter.

Summary of Performance

The Jazztel Group generated total revenues of Euro 220.3 million during 2001, a growth of 77.1% from the Euro 124.4 million generated during 2000. Gross margin was Euro 61.3 million in 2001, up 394.4% from Euro 12.4 million in 2000. Gross margin as percentage of sales improved to 27.8% in 2001 from 10.0% in 2000. Gross margin improved also during the fourth quarter 2001 to 41.7%, up from 28.3% in the third quarter 2001. Adjusted EBITDA losses have decreased to Euro 82.3 million from Euro 119.7 million for 2000. Adjusted EBITDA as a percentage of sales improved to negative 37.4% by year-end 2001 up from negative 96.2% during 2000.

Antonio Carro, Chief Executive Officer of Jazztel, declared: "The year 2001 has seen a significant expansion of our business and we have continued to execute on our Business Plan, gaining an excellent position to become the leading provider of high bandwidth data, internet and voice services for small and medium size businesses across Spain and Portugal. Our strategy and investments in network deployment are beginning to show encouraging results: operational rings are increasing, direct access service is proceeding well and we are signing large contracts with business associations and major customers for the provisioning of broadband telecommunications services".

Regarding the operational evolution of the company, Antonio Carro added: "This year has been characterised by an impressive growth in operating profitability. The positive evolution of Gross Margins throughout the year, driven by a revenue mix shift towards the more profitable Direct Access and Internet services, together with a tight control of SG&A expenses, makes us confident on reaching quarterly EBITDA breakeven in the second half of 2002".

Major operational achievements

During year 2001 Jazztel continued the effective implementation of its direct access strategy. The Group had signed by the end of 2001 a total of 2,481 contracts for direct service provisioning and had connected 1,955 customer sites directly to its network, which represents a 236.5% increase over the last year figures. Antonio Carro commented on these developments: "We are very pleased with the evolution of direct access provisioning and the rapid growth of direct connections. Direct access has already become an important part of our revenue stream and will continue to increase steadily in the future. A number of leading corporations in Iberia have become Jazztel customers, including Grupo Sonae, Schering Plough, Dell Computer and Tupperware among others. On the flipside, however, we have seen decreases in Indirect Services revenues in the fourth quarter of 2001. The main reason for this decrease is the aggressive win-back strategy of Telefonica on our preselected customers. We are currently working in both the legal and commercial front in order to reverse this trend."

Additionally, Antonio Carro commented: "We continue the deployment of LMDS base stations and already have 43 in Spain and Portugal with connected customers. In addition, we have asked for access to 42 Central Offices of Telefonica and are starting to connect our first xDSL customers during the first quarter of year 2002. The combination of fixed wireless, DSL and fiber as access technologies will allow us to reduce access costs, broaden our target market and further increase the provisioning rates. During the year, the Alcobendas MAN, our first MAN to become operational, turned pre-overhead EBITDA positive and achieved very satisfactory penetration and market share rates".

As of December 31st 2001, the Group had built 2,698 local access km, a growth of 967 km over the km built by the end of 2000. During 2001, Jazztel has increased its operational fiber coverage from 13 to 73 MANs in 18 of the largest cities and business parks in the Iberian market. Antonio Carro commented: "In 2001, we have seen an important number of new operational rings, which decisively improves our ability to enter new target markets with our own infrastructure. The steady connection rate of new metropolitan area networks gives us confidence that we will continue to accelerate customer provision onto our network."

Finally, Antonio Carro commented: "The year 2001 has also seen the successful incorporation of Adatel and CCS into the Jazztel Group. We are very satisfied with the degree of integration and,

JAZZTEL

the operational and financial performance of both companies during the year and look forward to working with them in the future as the synergies potential unravel".

	4th quarter 2000	3rd quarter 2001	4th quarter 2001	% Growth from 4th quarter 2000	% Growth from 3rd quarter 2001
Km completed*	1,731	2,541	2,698	55.9%	6.2%
Metropolitan Areas Operational*	13	41	73	461.5%	78.1%

* At period end

Financial Information

Miguel Salís, Chief Financial Officer of Jazztel, commented on the year 2001 results: "For another year, we have shown strong growth in all our businesses. Year 2001 revenue has increased from Euro 124.4 million to Euro 220.3 million. We have improved our gross margin figures both in absolute terms and as a percentage of sales from Euro 12.4 million to Euro 61.3 million, a 394.4% increase. As a percentage of sales, the gross margin has increased from 10.0% for 2000 to 27.8% in 2001, reaching in the fourth quarter 41.7% of revenues, due to the strong increase in direct access revenues and the excellent evolution of our internet and value added services business. Additionally, we were able to continue reducing our EBITDA losses by Euro 37.4 million in 2001, which gives us confidence to achieve our goal of reaching quarterly EBITDA breakeven in the second half of 2002."

Miguel Salis commented: "In the second half of 2001 trading conditions have worsened considerably due to the deteriorating global economic environment and the September 11th events. Although the Spanish and Portuguese economies have shown to date to be relatively inmune to both facts, we have shifted the management focus towards the maximisation of gross margin and the reduction of both the operating and financial leverage of the group. We are pleased to report considerable progress on both fronts."

Mr Salís continued: "On the operational front, a total of 53 own employees and 90 consultants were made redundant, 6,000 sqm of office space were liberated and the call centre contract was renegotiated, resulting in annualised cost savings of Euro 14 million. On the financial front, during the first quarter of 2002 we have continued to repurchase bonds in the open markets and have been able to repurchase an additional Euro 56.8 million of our outstanding debt for a total of Euro 21.4 million. The combined effect of this open market repurchase, together with the previously announced Euro 114.3 million bond buyback, has resulted in a reduction of our total high yield debt outstanding from Euro 846 million at the end of the second quarter of 2001 to Euro 676 million as of February 25, 2002, an aggregate reduction of 20.1%. These repurchases significantly improve our capital structure, reduce our funding needs to peak funding and has generate capital gains in excess of Euro 113.6 million".

From time to time, we may repurchase additional amounts of our high yield bonds in open market or private transactions either for cash or securities, or a combination of cash and securities, subject to market conditions, price and other factors.

Revenues for the year ended on December 31, 2001 were Euro 220.3 million, up from Euro 124.4 million in 2000, representing a 77.1% growth. Direct access activities are becoming an important part of Jazztel's total revenues and reached Euro 15.0 million in the fourth quarter, an increase of 11.1% compared to the previous quarter. Internet and Value Added Services grew to Euro 15.8 million in the fourth quarter or a 12.6% growth from the previous quarter. Indirect access revenues decreased to Euro 20.9 million in the fourth quarter of 2001 from Euro 25.6 million in the third quarter of 2001. On a full year basis, Indirect Access revenues increased 22.0% from Euro 85.2 million in 2000 to Euro 103.9 million in 2001. Carrier service revenues have decreased on a quarterly basis by 28.1% to Euro 4.1 million. However, we have managed to increase Carrier service revenues by 15.0% from Euro 16.7 in 2000 to Euro 19.2 million in 2001. The revenue mix is improving, shifting from lower margin indirect access to higher margin direct access and Internet and Value added services.

Business Lines (Euro Million)	Third Quarter 2001	Fourth Quarter 2001	% Growth	Year End 2000	Year End 2001	%
Indirect Access	25.6	20.9	-18.4%	85.2	103.9	22.0%
Direct Access	13.5	15.0	11.1%	6.2	47.3	662.9%
Carrier services	5.7	4.1	-28.1%	16.7	19.2	15.0%
Internet Services	14.0	15.8	12.9%	15.2	49.3	224.3%
Other Revenues	0.2	-0.1		1.1	0.5	
Total Revenues	**59.0**	**55.7**	**-5.6%**	**124.4**	**220.3**	**77.1%**

Cost of Sales were Euro 32.5 million for the fourth quarter of 2001, or 58.3% of sales, improving from 72.0% of sales in the previous quarter and 84.6% in the same quarter of 2000. Gross margin in the fourth quarter of 2001 improved to Euro 23.2 million from Euro 16.5 million in the third quarter of 2001. The annual gross margin grows from 10.0% in 2000 to 27.9% as a percentage os sales in 2001.

Selling, General and Administrative (SG&A) expenses for the fourth quarter of 2001 were Euro 35.9 million compared with Euro 36.5 million for the third quarter of 2001. Cumulative SG&A expenses as a percentage of sales, have seen a significant improvement from 106.1% of sales for year 2000 to 68.9% of sales in 2001, driven by the implementation of our cost-reduction plan and our constant revenue growth. We expect that the results of our ongoing cost-reduction program will continue to flow through the P&L in the first quarter of 2002.

Adjusted EBITDA losses in this quarter were negative Euro 12.6 million, compared with negative Euro 19.8 million losses in the third quarter of 2001. Adjusted EBITDA losses as a percentage of sales decreased from negative 33.5% in the third quarter of 2001 to negative 22.6% in the fourth quarter of 2001. This reflects the increase in gross margins and the tight control over SG&A expenses. Adjusted EBITDA has improved both in absolute terms and as a percentage of revenues from negative Euro 119.7 million (-96.2% of revenues) in 2000 to negative Euro 82.2 million (37.3% of revenues) in 2001.

Depreciation and Amortisation Expense was Euro 19.0 million for this quarter, increasing from Euro 16.0 million for the third quarter of 2001 as the Group continued the construction of its network in Spain and Portugal. Full year 2001 depreciation and amortization expense increased from Euro 34.0 million in 2000 to Euro 61.6 million in 2001, representing a 81.2% increase.

Net Financial Expense for 2001 was Euro 96.6 million and consisted primarily of accrued interest on our high yield notes issued in April 1999, December 1999 and July 2000, less interest earned on invested funds.

Net Loss for 2001 was Euro 191.7. Fourth quarter net loss amounted to Euro 58.0 million.

During the next several years the Jazztel Group expects to continue to incur significant net losses and negative cash flows while completing the deployment of its network, developing a significantly expanded range of telecommunication services. The Group does not anticipate having positive EBITDA from its telecommunications business in Spain and Portugal until at least the second half of 2002. The Group's ability to generate positive EBITDA is subject to numerous risks and uncertainties, many of which are out of its control.

Financial Needs and Resources

Jazztel's total financial resources at the end of 2001 were Euro 462.9 million. The cash position was Euro 287.9 million including a total of Euro 98.3 million in restricted cash for the payment of interest on the high yield notes. In addition, Jazztel has a senior credit facility available for its Spanish subsidiary, Jazz Telecom S.A., for Euro 200 million (including a Euro 175 million revolving credit and a Euro 25 million performance bond backstop). Finally, Jazztel is still negotiating with Ericsson a Euro 50 million vendor finance credit.

For the fourth quarter 2001, total net cash outflows from operations were Euro 25.6 million. Net cash outflows from capital expenditures and acquisitions were Euro 55.6 million.

We believe that our cash on hand will be sufficient to finance the buildout of our network and to meet our capital needs until at least the end of 2002. Assuming we are able to fully drawdown the syndicated credit facility, we believe this would be sufficient to fund our current business plan into early 2004. We expect our business to become cashflow positive sometime in late 2004

Notice to U.S. Shareholders Regarding Passive Foreign Investment Company Considerations (PFIC)

The Company believes that it should not have been a passive foreign investment company ("PFIC") for its taxable years ended December 31, 1999 and December 31, 2000. Although the conclusion is not free of doubt, the Company also believes that it may be a PFIC for its taxable year ending December 31, 2001. If the Company is a PFIC for 2001, special U.S. federal income tax rules will apply to certain U.S. investors who sell or have sold stock in the Company at a gain. In addition, PFIC stock acquired from a U.S. decedent is denied step-up to its date of death value. INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. TAX CONSEQUENCES ARISING FROM THE OWNERSHIP AND DISPOSITION OF AN INTEREST IN A PFIC.

Contact: www.jazztel.com

Investor Relations
Tel: 34 91 2917200
Jazztel.IR@jazztel.com

Andrew Hazell
Press Relations
Tel: 34 91 388 0260

Certain statements in this release are forward-looking statements that are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with our businesses, which include among others, competitive and technological developments, risks associated with the Company's growth, construction delays, the development of the Company's markets, regulatory risks, dependence on its major customers and their spending patterns, availability of financing and other risks which are presented in the Company's filings with the US Securities and Exchange Commission, including its annual report on Form 20-F and reports on Form 6-K, and certain European regulatory authorities

(Tables Follow)

# # #

JAZZTEL

JAZZTEL p.l.c. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
In Euro

	December 31, 2000	September 30, 2001	December 31, 2001 (Unaudited)
ASSETS			
Current assets:			
Cash and cash equivalents	415,835,350	239,034,050	189,607,774
Marketable securities	91,603,403		
Restricted funds related to Senior Notes	125,830,007	113,151,085	98,293,868
Inventories		5,886,520	4,810,438
Accounts receivable, net of allowance for doubtful Accounts of Euro 19,944,555 at December 31, 2001	38,013,406	67,257,018	57,472,208
Prepaid expenses	6,944,346	8,535,430	8,208,225
Taxes receivable	53,675,044	38,111,278	35,986,141
Other current assets	6,801,703	25,052,457	23,394,991
Total current assets	**738,703,259**	**497,027,838**	**417,773,645**
Property and equipment, net	399,932,679	505,400,926	545,631,356
License costs, net	2,199,414	4,312,543	3,695,724
Intangible assets, net	44,782,338	75,971,418	67,062,996
Debt issuance costs, net	26,451,514	30,512,385	26,721,551
Restricted funds related to Senior Notes	81,398,725	25,477,795	
Deposits and other assets	6,260,350	11,115,669	14,791,856
	561,025,020	**652,790,737**	**657,903,483**
TOTAL ASSETS	**1,299,728,278**	**1,149,818,575**	**1,075,677,128**
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)			
Current liabilities:			
Current maturities of long-term debt	27,880,177	40,240,886	27,215,041
Accounts payable	166,974,726	176,875,090	177,651,183
Accrued expenses and other current liabilities	27,779,762	61,433,771	63,216,748
Income Tax Payable			6,648,000
Deferred income	1,369,082	1,369,082	1,369,080
Total current liabilities	**224,003,747**	**279,918,829**	**255,378,455**
Long-term debt	925,428,560	822,634,468	821,976,539
Provisions for contingencies	27,642	1,423,215	1,150,557
Minority interests		460,586	9,752
Deferred income	6,160,867	19,050,367	5,075,066
Shareholders' equity:			
Common stock, Euro 0.08 par value, 77,500,000 authorized shares, 58,987,763 shares issued and outstanding at December 31, 2000 and 77,500,000 authorized shares and 59,768,800 shares issued and outstanding at December 31 2001	4,719,021	4,779,575	4,781,503
Non-voting stock, 0.01 pound sterling (Euro 0.015) par value at March 30, 2001 and June 30, 2001, 5,000,000 shares authorized, issued and outstanding	75,127	75,127	75,127
Additional paid in capital	360,660,489	378,907,856	380,083,833
Warrants	20,289,894	20,109,854	20,109,295
Accumulated deficit	(241,637,068)	(377,541,301)	(433,684,595)
Total shareholders' equity	**144,107,463**	**26,331,110**	**(28,634,837)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1.299,728,278**	**1.149.818.575**	**1,075,677,128**

JAZZTEL

JAZZTEL p.l.c. AND SUBSIDIARIES

STATEMENTS OF OPERATIONS

(Excluding the impact of Yacom Internet Factory in year 2000)

For the years ended December 31, 2000 and 2001 (Unaudited)
In Euro, except share data

	Year Ended December 31, 2000	Year Ended December 31, 2001
OPERATING REVENUES:		
Telecommunications revenues..............	123,259,865	220,269,385
Other revenues......................................	1,099,869	
Total operating revenues................	**124,359,734**	**220,269,385**
OPERATING EXPENSES:		
Cost of sales..	(111,991,370)	(158,961,323)
Sales, general and administration (Inclusive of Euro 12,834,546 and 8,325,940 in non-cash share compensation expense in 2000 and 2001)......................................	(144,864,149)	(151,895,493)
Depreciation and amortization..............	(34,018,644)	(61,583,594)
Total operating expenses	(290,874,163)	(372,440,410)
OPERATING LOSS.............................	**(166,514,429)**	**(152,171,025)**
Other income (expense), net:		
Interest income	29,486,798	32,509,279
Interest expense	(118,993,358)	(126,728,790)
Gain (loss) on disposal of marketable securities...		7,165,512
Loss on Equity investment		(5,318,467)
Other income (expense), net	181,738,496	1,980,138
Total other income (expense), net.......	92,231,936	(90,392,328)
LOSS BEFORE MINORITY INTERESTS.......................................	**(74,282,493)**	**(242,653,353)**
Minority interests....................................		116,916
LOSS FROM CONTINUING OPERATIONS	**(74,282,493)**	**(242,446,437)**
Provision for taxes		(9,758,137)
NET LOSS FROM CONTINUING OPERATIONS		**(252,257,070)**
Extraordinary income, net		60,458,164
NET LOSS	**(74,282,493)**	**(191,746,410)**
LOSS PER COMMON SHARE - Basic and diluted	(1.32)	(3.22)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Basic and diluted	56,106,617	59,593,686

JAZZTEL

JAZZTEL p.l.c. AND SUBSIDIARIES

STATEMENTS OF OPERATIONS

(Excluding the impact of Yacom Internet Factory in year 2000)

For the quarters ended December 31, 2000, September 30, 2001 and December 31, 2001 (Unaudited)
In Euro, except share data

	Quarter ended December 31, 2000	Quarter ended September 30, 2001	Quarter ended December 31, 2001
OPERATING REVENUES:			
Telecommunications revenues	35,552,537	59,017,579	55,698,462
Other revenues	186,374		
Total operating revenues	**35,739,849**	**59,017,579**	**55,698,462**
OPERATING EXPENSES:			
Cost of sales	(30,160,370)	(42,334,492)	(32,515,065)
Sales, general and administration (Inclusive of Euro 8,372,733; 2,404,776 and; 1,111,612 in non-cash share compensation expense in December 2000, September 2001 and, December 2001)	(45,587,979)	(38,961,173)	(36,891,376)
Depreciation and amortization	(9,524,269)	(15,987,536)	(18,993,636)
Total operating expenses	(85,272,618)	(97,283,200)	(88,400,077)
OPERATING LOSS	**(49,532,769)**	**(38,265,621)**	**(32,701,615)**
Other income (expense), net:			
Interest income	7,943,480	4,564,549	52,940,365
Interest expense	(26,303,554)	(20,268,759)	(76,247,395)
Loss on Equity investment			(5,318,467)
Other income (expense), net	181,738,496	(182,105)	2,588,205
Total other income (expense), net	163,378,422	(15,886,315)	(26,037,292)
LOSS BEFORE MINORITY INTERESTS	**113,845,653**	**(54,151,936)**	**(58,738,907)**
Minority interests	(112,847)	125,172	144,921
LOSS FROM CONTINUING OPERATIONS	**(113,732,806)**	**(54,026,764)**	**(58,593,986)**
Provision for taxes		(129,417)	(9,015,688)
NET LOSS FROM CONTINUING OPERATIONS		**(54,156,182)**	**(67,609,674)**
Extraordinary income, net		50,873,972	9,584,193
NET LOSS	**(113,732,806)**	**(3,282,210)**	**(58,025,481)**
LOSS PER COMMON SHARE - Basic and diluted		(0.055)	(0.97)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Basic and diluted		59,518,189	59,593,686

JAZZTEL

JAZZTEL p,l,c, AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In Euro

	Year Ended December 31, 2000	Year Ended December 31, 2001 (Unaudited)
OPERATING ACTIVITIES:		
Net loss	(74,282,493)	(191,746,410)
Adjustments to reconcile net loss to net cash used in operating activities:		
Extraordinary loss (gain)		(60,458,166)
Minority interests		9,751
Amortization of Goodwill		1,650,036
Amortization of deferred costs (inclusive amortization of debt issuance cost)	13,378,301	3,385,571
Other depreciation and amortization	34,018,644	59,586,225
Non–cash provisions for losses	3,836,702	13,872,271
Loss (Gains) on disposal of marketable securities		(7,165,512)
Non-cash gain on disposal of subsidiaries	(329,401,645)	
Non-cash provision for depreciation and sale of assets	89,574,898	
Non-cash compensation associated with issuance of share options and shares in subsidiary to employees	12,834,546	8,325,940
Inventories		(811,794)
Accounts receivable	(31,709,184)	(18,448,489)
Prepaid expenses and other current assets	(32,119,895)	916,550
Deposits and other assets	(4,932,189)	34,201,978
Accounts payable and accruals	103,520,807	(5,118,400)
Accrued Income tax payable		6,648,000
Deferred Income		(1,085,801)
Accrued interest	15,150,953	(4,058,391)
Net cash used in operating activities	(200,130,554)	(160,296,641)
INVESTING ACTIVITIES:		
Acquisitions of licenses costs	(858,912)	(1,690,298)
Purchase of property and equipment	(203,057,436)	(175,030,755)
Acquisitions, net of cash acquired		(29,441,610)
Acquisitions of intangible assets	(29,801,751)	(13,828,834)
Proceeds from the sale of subsidiaries	100,000,000	
Acquisition of net equity of unconsolidated subsidiary		(301,117)
Cash proceeds from the sale of marketable securities	54,221,131	98,768,915
Net cash used in investing activities	(79,496,967)	(121,523,699)
FINANCING ACTIVITIES:		
Movement in funds held in Escrow	11,503,664	108,934,864
Debt Issuance costs	(10,238,460)	(434,944)
Deferred Costs	(114.266)	
Proceeds from exercise of share options and warrants	1,604,280	763,037
Issuance of share capital........................	42,168,405	10,189,411
Share Issuance Costs	(6,458,776)	
Early extinguishments of long term debt		(83,131,305)
Borrowings of long-term debt........................	245,117,708	8,406,970
Payments of long-term debt	(5,297,769)	8,450,928
Net cash provided by financing activities	278,399,052	36,298,153
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,228,068)	245,522,187
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	417,063,817	415,835,350
CASH AND CASH EQUIVALENTS AT END OF PERIOD	415,835,350	170,313,162